================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)

                                FRONTSTEP, INC.
                          (f/k/a Symix Systems, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                               without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  35921W 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Morgan Stanley Dean Witter & Co.

                               Peter R. Vogelsang
                        Morgan Stanley Dean Witter & Co.
                                 1585 Broadway
                            New York, New York 10036
                             Tel. No. 212-761-4000

                                with a copy to:

                                  John A. Bick
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                             Tel. No.: 212-450-4350
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 7, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following: [ ]

                         (Continued on following pages)

                               Page 1 of 27 Pages


================================================================================

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No. 35921 W 10 1                                        Page 2 of 27 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Morgan Stanley Dean Witter & Co.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           Not applicable
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           DE
--------------------------------------------------------------------------------
                                       7       SOLE VOTING POWER

                                                    -0-
                                      ------------------------------------------
                                       8       SHARED VOTING POWER
           NUMBER OF SHARES
         BENEFICIALLY OWNED BY                 2,175,443
         EACH REPORTING PERSON        ------------------------------------------
                 WITH                  9       SOLE DISPOSITIVE POWER

                                               -0-
                                      ------------------------------------------
                                      10       SHARED DISPOSITIVE POWER

                                               2,175,443
--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,175,443 - See Item 4 and Item 5
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [X]
           CERTAIN SHARES*

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           22.3%+  - See Item 4 and Item 5
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*

           CO, IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended December 31, 2001 filed with the Securities and Exchange Commission on February 14, 2002 and assumes conversion and exercise of all Preferred Stock (as defined herein) and Warrants (as defined herein) beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No. 35921 W 10 1                                        Page 3 of 27 Pages
----------------------                                        ------------------
--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           MSDW Venture Partners IV, Inc.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           DE
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     -0-
                                      ------------------------------------------
           NUMBER OF SHARES                  8       SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                       1,760,233
                 WITH                 ------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                      ------------------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     1,760,233
--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,760,233 - See Item 4 and Item 5
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [X]
           CERTAIN SHARES*

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.9%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*

           CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended December 31, 2001 filed with the Securities and Exchange Commission on February 14, 2002 and assumes conversion and exercise of all Preferred Stock (as defined herein) and Warrants (as defined herein) beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No. 35921 W 10 1                                        Page 4 of 27 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           MSDW Venture Partners IV, L.L.C.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           DE
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     -0-
                                      ------------------------------------------
           NUMBER OF SHARES                  8       SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                       1,760,233
                 WITH                 ------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                      ------------------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     1,760,233
--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,760,233 - See Item 4 and Item 5
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [X]
           CERTAIN SHARES*

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.9%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*

           CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended December 31, 2001 filed with the Securities and Exchange Commission on February 14, 2002 and assumes conversion and exercise of all Preferred Stock (as defined herein) and Warrants (as defined herein) beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D


----------------------                                        ------------------
CUSIP No. 35921 W 10 1                                        Page 5 of 27 Pages
----------------------                                        ------------------
--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Morgan Stanley Dean Witter Venture Partners IV, L.P.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           DE
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     -0-
                                      ------------------------------------------
           NUMBER OF SHARES                  8       SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                       1,523,972
                 WITH                 ------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                      ------------------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     1,523,972
--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,523,972 - See Item 4 and Item 5
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [X]
           CERTAIN SHARES*

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.8%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*
           PN, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended December 31, 2001 filed with the Securities and Exchange Commission on February 14, 2002 and assumes conversion and exercise of all Preferred Stock (as defined herein) and Warrants (as defined herein) beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D


----------------------                                        ------------------
CUSIP No. 35921 W 10 1                                        Page 6 of 27 Pages
----------------------                                        ------------------
--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Morgan Stanley Dean Witter Venture Investors IV, L.P.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           DE
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     -0-
                                      ------------------------------------------
           NUMBER OF SHARES                  8       SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                       176,806
                 WITH                 ------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                      ------------------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     176,806
--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           176,806 - See Item 4 and Item 5
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [X]
           CERTAIN SHARES*

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.3%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended December 31, 2001 filed with the Securities and Exchange Commission on February 14, 2002 and assumes conversion and exercise of all Preferred Stock (as defined herein) and Warrants (as defined herein) beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D


----------------------                                        ------------------
CUSIP No. 35921 W 10 1                                        Page 7 of 27 Pages
----------------------                                        ------------------
--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Morgan Stanley Dean Witter Venture Offshore Investors IV, L.P.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           DE
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     -0-

                                      ------------------------------------------
           NUMBER OF SHARES                  8       SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                       59,455
                 WITH                 ------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                      ------------------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     59,455
--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           59,455 - See Item 4 and Item 5
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [X]
           CERTAIN SHARES*

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Less than 1%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended December 31, 2001 filed with the Securities and Exchange Commission on February 14, 2002 and assumes conversion and exercise of all Preferred Stock (as defined herein) and Warrants (as defined herein) beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D


----------------------                                        ------------------
CUSIP No. 35921 W 10 1                                        Page 8 of 27 Pages
----------------------                                        ------------------
--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Morgan Stanley Dean Witter Equity Funding, Inc.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           DE
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     -0-
                                      ------------------------------------------
           NUMBER OF SHARES                  8       SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                       394,445
                 WITH                 ------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                      ------------------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     394,445
--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           394,445 - See Item 4 and Item 5
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [X]
           CERTAIN SHARES*

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.0%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended December 31, 2001 filed with the Securities and Exchange Commission on February 14, 2002 and assumes conversion and exercise of all Preferred Stock (as defined herein) and Warrants (as defined herein) beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D


----------------------                                        ------------------
CUSIP No. 35921 W 10 1                                        Page 9 of 27 Pages
----------------------                                        ------------------
--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Originators Investment Plan, L.P.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           DE
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     -0-
                                      ------------------------------------------
           NUMBER OF SHARES                  8       SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                       20,765
                 WITH                 ------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                      ------------------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     20,765
--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           20,765 - See Item 4 and Item 5
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [X]
           CERTAIN SHARES*

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Less than 1%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended December 31, 2001 filed with the Securities and Exchange Commission on February 14, 2002 and assumes conversion and exercise of all Preferred Stock (as defined herein) and Warrants (as defined herein) beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D


----------------------                                       -------------------
CUSIP No. 35921 W 10 1                                       Page 10 of 27 Pages
----------------------                                       -------------------
--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           MSDW OIP Investors, Inc.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           DE
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     -0-
                                      ------------------------------------------
           NUMBER OF SHARES                  8       SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                       20,765
                 WITH                 ------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                      ------------------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     20,765
--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           20,765 - See Item 4 and Item 5
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [X]
           CERTAIN SHARES*

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Less than 1%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended December 31, 2001 filed with the Securities and Exchange Commission on February 14, 2002 and assumes conversion and exercise of all Preferred Stock (as defined herein) and Warrants (as defined herein) beneficially owned by the Reporting Person identified above in Item 1 hereto.

     This Amendment No. 1 amends the Report on Schedule 13D, originally filed on May 19, 2000 (the "Schedule 13D"). Capitalized terms used without definitions in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D. References to "herein" and "hereof" are references to the Schedule 13D, as amended by this Amendment No. 1.

     Item 1. Security and Issuer.

     Item 1 of the Schedule 13D is hereby replaced in its entirety as follows:

     This statement relates to the shares of common stock, without par value (the "Common Stock") of Frontstep, Inc. formerly known as Symix Systems, Inc., an Ohio corporation (the "Company"). Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), this statement also relates to shares of Common Stock issuable upon (i) exercise of certain warrants issued by the Company on May 10, 2000 (the "2000 Warrants"); (ii) exercise of certain warrants issued by the Company on March 7, 2002 (the "2002 Warrants", and, together with the 2000 Warrants, the "Warrants"); and (iii) conversion of shares of Series A Convertible Preferred Stock, without par value (the "Preferred Stock") owned by the Reporting Persons.

     The principal executive offices of the Company are located at 2800 Corporate Exchange Drive, Columbus, Ohio, 43231.

     Item 2. Identity and Background.

     Item 2 of the Schedule 13D is hereby replaced in its entirety as follows:

     This statement is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Morgan Stanley Dean Witter & Co., a Delaware corporation ("Morgan Stanley Dean Witter"), (2) MSDW Venture Partners IV, Inc., a Delaware corporation ("MSVP Inc."), (3) MSDW Venture Partners IV, L.L.C., a Delaware limited liability company ("MSVP LLC"), (4) Morgan Stanley Dean Witter Venture Partners IV, L.P., a Delaware limited partnership ("MSVP IV"), (5) Morgan Stanley Dean Witter Venture Investors IV, L.P., a Delaware limited partnership, ("MSVI IV"), (6) Morgan Stanley Dean Witter Venture Offshore Investors IV, L.P., a Delaware limited partnership, ("MSVOI IV," and, together with MSVP IV and MSVI IV, the "Funds"), (7) Morgan Stanley Dean Witter Equity Funding, Inc. ("Equity Funding"), (8) Originators Investor Plan, L.P. ("OIP"), and (9) MSDW OIP Investors, Inc. ("MSDW OIP").

     The general partner of each of the Funds is MSVP LLC. The corporate managing member of MSVP LLC is MSVP Inc., a wholly owned subsidiary of Morgan Stanley Dean Witter.

     Equity Funding is a wholly owned subsidiary of Morgan Stanley Dean Witter.

     MSDW OIP, a wholly owned subsidiary of Morgan Stanley Dean Witter, is the general partner of OIP.

     The address of the principal business and principal office of the Funds, MSVP LLC and MSVP Inc. is 1221 Avenue of the Americas, New York, New York 10020-0001. The address of the principal business and principal office of Morgan Stanley Dean Witter, Equity Funding, OIP and MSDW OIP is 1585 Broadway, New York, New York 10036.

     During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby replaced in its entirety as follows:

     In connection with the Funds' and Equity Funding's purchase of 400,266 shares of Preferred Stock and 320,212 Warrants on May 10, 2000 as described in
Item 4, the general and limited partners of the Funds and Equity Funding contributed, in the aggregate, $9,606,384.

     In connection with the Funds' purchase of the Initial Notes (as defined below) with a face value of $635,418 and 254,167 Warrants on March 7, 2002 as described in Item 4, the general and limited partners of the Funds contributed, in the aggregate, $635,418.

     Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby replaced in its entirety as follows:

     2000 Transaction

     On May 10, 2000, the Company entered into a Securities Purchase Agreement (the "2000 Securities Purchase Agreement") with the Funds, Equity Funding and Fallen Angel Equity Fund, L.P. ("FAEF", and, together with the Funds and Equity Funding, the "2000 Investors") pursuant to which the Company issued and sold to the 2000 Investors in a private placement 566,933 shares of its Preferred Stock and 453,546 Warrants for an aggregate of $13,606,392 (the "2000 Transaction"). Of that amount, the Funds and Equity Funding purchased 400,266 shares of Preferred Stock and 320,212 Warrants for an aggregate of $9,606,384. Simultaneously, the Company, the 2000 Investors and Lawrence J. Fox, a shareholder of the Company ("Mr. Fox"), entered into an Investor Rights Agreement (the "Investor Rights Agreement").

     Description of Preferred Stock and 2000 Warrants

     Preferred Stock; Dividends. The Preferred Stock ranks senior in right of payment to all other classes of equity of the Company, including the Common Stock. To the extent the Company declares dividends or other distributions on the Common Stock, the holders of Preferred Stock are entitled to receive such dividends on an as- converted basis. In addition, the Preferred Stock is entitled to an annual cash dividend equal to $3.36 per share for any period during which the Company fails to meet the registration obligations described below. In such event, dividends are cumulative to the extent not paid.

     Liquidation Preference. Upon any dissolution or liquidation of the Company, each share of Preferred Stock is entitled to receive an amount in cash equal to the greater of (a) $24, as adjusted, plus accumulated but unpaid dividends, prior to any payment on the Common Stock and (b) the amount that would be received by a holder of the number of shares of Common Stock underlying the Preferred Stock (subject to anti-dilution adjustments described below) in such liquidation or winding up if all of the Preferred Stock were converted into Common Stock immediately prior to the liquidation or winding up. A consolidation or merger of the Company, a sale of all or substantially all of its assets or the acquisition by any person or group of a majority of the outstanding voting power of the Company will be deemed, at the election of 75% of the outstanding shares of the Preferred Stock, to be a liquidation.

     Conversion. Each share of Preferred Stock was initially convertible into two shares of Common Stock of the Company (subject to anti-dilution and duration adjustments as described below) at any time at the option of the holder. Effective March 7, 2002, the Company agreed to reduce the conversion price for each share of the Preferred Stock from $12 to $6 so that each share of Preferred Stock is currently convertible into four shares of Common Stock (subject to anti-dilution and duration adjustment as described below) at any time at the option of the holder. The Preferred Stock (and the 2000 Warrants on a net-issuance basis) automatically converts into Common Stock if the closing price of the Common Stock on the NASDAQ stock market for any 40 consecutive trading day period after May 10, 2002 exceeds $24 (as adjusted).

     The conversion ratio of the Preferred Stock and the exercise price of the 2000 Warrants will be adjusted on a weighted average basis in the event of a dilutive issuance at below the conversion price for the Preferred Stock or the exercise price for the Warrants. "Dilutive issuance" does not include shares of Common Stock issued pursuant to employee stock plans or shares issued in connection with a merger or acquisition other than a merger or acquisition involving a change in control of the Company. Holders of the Preferred Stock and 2000 Warrants have waived such anti-dilution adjustment for the transactions contemplated by the 2002 Securities Purchase Agreement (as defined below), in consideration of the Company's agreement to reduce the conversion price for each share of the Preferred Stock from $12 to $6.

     Optional Redemption. If the Preferred Stock has not been converted to Common Stock prior to May 10, 2004, then the Company has the option to redeem for cash all, but not less than all, of the Preferred Stock at a redemption price of $30.72 per share during a limited period after May 10, 2004. If, by May 10, 2004, the Preferred Stock has neither been converted to Common Stock nor has notification of redemption been provided pursuant to the preceding sentence, the conversion price then in effect will be reduced to the average weighted price per share of Common Stock for the 40 consecutive trading days immediately prior to May 10, 2004 if such price is less than $12.00 as adjusted for certain antidilution adjustments.

     Voting Rights. The Preferred Stock has one vote per share and votes with the Common Stock as a class, but also has a class vote (70% of the outstanding shares of Preferred Stock) as required by law and on (i) the creation of any senior or pari passu capital stock, (ii) repurchase or redemption of any other capital stock of the Company, except repurchases upon termination of employment, (iii) an increase in the authorized number of Preferred Stock and
(iv) any amendment of the Company's charter or by-laws (including by way of merger, consolidation or conversion) that adversely affects the rights or preferences of the Preferred Stock (it being understood that any increase in the number of authorized Common Stock or the creation of any new class of capital stock ranking junior to the Preferred Stock will not require the approval of the Preferred Stock).

     2000 Warrants. The 2000 Warrants expire on May 10, 2005. The exercise price of the 2000 Warrants was intially $15.00 per share of Common Stock, as adjusted from time to time.

     The 2000 Securities Purchase Agreement provides that if the Company, by dividend to holders of the Common Stock, transfers ownership of all or a part of any subsidiary to shareholders of the Company, then the Company has agreed to issue to the holders of any 2000 Warrants then outstanding additional warrants to purchase common shares in such subsidiary having substantially the same terms and conditions as the 2000 Warrants except as noted below. The number of common shares of the subsidiary covered by the additional warrants issued to each holder must be sufficient to give the holder the same percentage ownership in the outstanding common shares (calculated on a fully diluted basis) of the subsidiary that the holder has in the outstanding Common Stock (calculated on a fully diluted basis) under the 2000 Warrants. The exercise price of each such additional warrant issued with respect to the 2000 Warrants shall be a dollar amount determined by dividing (1) the product of the exercise price of a 2000 Warrant immediately prior to the public announcement of the dividend multiplied by the market price per common share of the subsidiary immediately after such dividend by (2) the market price per share of Common Stock immediately prior to the public announcement of such dividend.

     2002 Transaction

     On March 7, 2002, the Company entered into a Securities Purchase Agreement (the "2002 Securities Purchase Agreement") with the Funds, FAEF, Mr. Fox and James A. Rutherford ("Mr. Rutherford," and, together with the Funds, FAEF and Mr. Fox, the "2002 Investors", and, the 2000 Investors together with the 2002 Investors, the "Investors") pursuant to which the Company issued and sold in a private placement $1,500,000 face amount of 10% subordinated notes due May 10, 2004 (the "Initial Notes") and issued 600,000 Warrants to the 2002 Investors for an aggregate of $1,500,000 (the "2002 Transaction"). Of that amount, the Funds purchased $635,418 face amount of the Initial Notes and 254,167 Warrants for an aggregate of $635,418.

     Additionally, pursuant to the 2002 Securities Purchase Agreement, the Company has agreed to issue and sell to the 2002 Investors, and the 2002 Investors have agreed to purchase, subject to certain conditions, including the approval of the Company's shareholders, in aggregate $3,500,000 principal amount of 10% subordinated convertible notes due May 10, 2004 (the "Convertible Notes"). Of that amount, the Funds propose to purchase $1,482,642 principal amount of the Convertible Notes. Simultaneously with entering into the 2002 Securities Purchase Agreement , the Company and the Investors amended and restated the Investor Rights Agreement (the "Amended and Restated Investor Rights Agreement").

     Description of the Initial Notes and 2002 Warrants

     Initial Notes; Interest. The Initial Notes are unsecured. Interest at a rate of 10% is payable quarterly in arrears on March 31, June 30, September 30, and December 31.

     Conversion. Pursuant to terms thereof, the Initial Notes owned by the Funds will be convertible into shares of Common Stock, at the election of the holder at any time after the issuance of the Convertible Notes, at a conversion price per share initially equal to 80% of the daily price per share of the Common Stock for the ten consecutive trading days immediately preceding the two consecutive trading days immediately prior to the day of the shareholder meeting of the Company called to approve the issuance of the Convertible Notes.

     The conversion price of the Initial Notes is subject to adjustment on a weighted average basis in the event of a dilutive issuance at below the conversion price for the Initial Notes. "Dilutive issuance" does not include shares of Common Stock issued pursuant to employee stock plans or shares issued in connection with a merger or acquisition other than a merger or acquisition involving a change in control of the Company. The conversion rate of the Initial Notes will also be adjusted in the event of any structural anti-dilution resulting from stock splits, stock dividends or other similar events.

     Holder Put Right. If the issuance of the Convertible Notes has not occurred, and is not reasonably expected to occur, on or before August 31, 2002, then at the election of the holders representing a majority of the aggregate principal amount of the Initial Notes then outstanding, the Initial Notes shall be redeemed in whole, but not in part, by the Company on August 31, 2002 at a redemption price equal to 100% of the principal amount plus accrued interest.

     2002 Warrants. The 2002 Warrants expire on March 7, 2012. The exercise price of the 2002 Warrants is a penny per share of Common Stock.

     The 2002 Securities Purchase Agreement provides that if the Company, by dividend to holders of the Common Stock, transfers ownership of all or a part of any subsidiary to shareholders of the Company, then the Company has agreed to issue to the holders of any 2002 Warrants then outstanding additional warrants to purchase common shares in such subsidiary having substantially the same terms and conditions as the 2002 Warrants except as noted below. The number of common shares of the subsidiary covered by the additional warrants issued to each holder must be sufficient to give the holder the same percentage ownership of the outstanding common shares (calculated on a fully diluted basis) of the subsidiary that the holder has in the outstanding Common Stock (calculated on a fully diluted basis) under the 2002 Warrants. The exercise price of each such additional warrant issued with respect to the 2002 Warrants shall be a penny.

     Amended and Restated Investor Rights Agreement

     Pursuant to the terms of the Amended and Restated Investor Rights Agreement, the Funds and Equity Funding have certain rights, as discussed below:

     Board representation. The Amended and Restated Investor Rights Agreement provides that the number of members of the Board of Directors shall be eight persons. One member of the Board of Directors shall be designated by the Funds and Equity Funding, for so long as any of the Preferred Stock, the Initial Notes or the

Convertible Notes (or any Common Stock underlying these securities) held by the Funds and Equity Funding are outstanding and held by any of the Funds or Equity Funding. One member of the Board of Directors shall be designated by FAEF, for so long as any of the Preferred Stock, the Initial Notes or the Convertible Notes (or any Common Stock underlying these securities) held by FAEF are outstanding and held by FAEF. At least one of the designees by the Funds and Equity Funding or FAEF shall be designated as a member of every committee of the Board of Directors existing now or in the future (other than the Corporate Development Committee). Additionally, the Amended and Restated Investor Rights Agreement provides that Mr. Fox shall be a member of the Board of Directors, for so long as any of the Initial Notes or the Convertible Notes (or any Common Stock underlying these securities) held by Mr. Fox is outstanding, or Mr. Fox continues to own at least 1,000,000 shares of Common Stock after March 7, 2002.

     Registration rights. Within 90 days of the date of issuance of the Convertible Notes (the "Convertible Issuance"), the Company shall use its reasonable best efforts to file and have declared effective a registration statement on Form S-3 or any successor form for a public offering of all or any portion of the Common Stock of the 2000 Investors, including any Common Stock into which the Preferred Stock, the Initial Notes, and the Convertible Notes held by the 2000 Investors may be converted and for which the 2000 Warrants and the 2002 Warrants held by the 2000 Investors may be exercised, as well as for a public offering of any Common Stock held by Mr. Fox or Mr. Rutherford, which Common Stock was received upon conversion of the Initial Notes, the Convertible Notes or exercise of the 2002 Warrants (all such Common Stock for which the Company shall file a registration statement on the Form S-3 pursuant to the Amended and Restated Investor Rights Agreement, the "Registrable Stock"). If, however, the Convertible Issuance has not occurred by June 30, 2002, the Company shall use its reasonable best efforts to effect the registration of the Common Stock into which the 2002 Warrants beneficially owned by the 2002 Investors may be exercised within 90 days of June 30, 2002. The Company must maintain the effectiveness of the Form S-3 filed by the Company pursuant to its obligations under the Investor Rights Agreement until such underlying Common Stock so registered may be sold pursuant to Rule 144 promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), within a ninety day period.

     At any time after the Form S-3 is no longer effective, if the Company files a registration statement in connection with the proposed offer and sale for money of any of its securities by it or any of its securityholders, the Funds and Equity Funding may request that the Company register shares of Common Stock beneficially owned by the Funds and Equity Funding. Upon the receipt of such a request, the Company is generally required to use its reasonable efforts to cause all such shares to be included in such registration statement. Commencing nine months from March 7, 2002, each Investor, shall have a priority right to have included in such registration not less than 30% of the shares of Common Stock requested for inclusion by such Investor.

     In general, all expenses of such registrations, other than underwriting discounts and selling commissions, will be borne by the Company.

     Preemptive Rights. The Investors, including the Funds and Equity Funding, have the preemptive right to purchase a portion of an offering by the Company, or any subsidiary of the Company, of any equity security in an amount sufficient to maintain their respective percentage ownership of the Company, calculated based solely on their ownership interest in the Registrable Stock. The Investors, including the Funds and Equity Funding, do not have any preemptive rights in connection with any of the following: (i) exercise of options or warrants or the conversion of convertible securities (including the Preferred Stock) that were issued or outstanding on March 7, 2002; (ii) any shares issued or issuable to officers, directors, employees, agents or consultants of the Company or any subsidiary of the Company, upon exercise of any option granted or to be granted pursuant to any stock option plan or arrangements approved by the Board of Directors of the Company, or the board of directors of any subsidiary, as the case may be, or any options granted or to be granted thereunder; or (iii) shares issued or issuable in the acquisition by the Company or by a subsidiary of the Company of any other corporation, association, partnership or another entity or the assets or securities thereof.

     Waiver. Solely with respect to the Company's issuance and/or sale of the Convertible Notes, the Initial

Notes and the 2002 Warrants, the 2000 Investors have waived their preemptive rights and all other similar rights to which they may have been entitled under the Investor Rights Agreement, and the 2002 Investors have waived their preemptive rights and other similar rights to which they have been entitled under the Amended and Restated Investor Rights Agreement.

     Information Rights. The Company has agreed to provide each of the Investors, including the Funds and Equity Funding, with standard information rights, including audited annual financial reports within 90 days of fiscal year end, unaudited quarterly and monthly financial reports within 45 and 30 days of the end of such periods, respectively, and annual budget and business plan no later than 30 days before fiscal year end, as well as standard inspection rights.

     Voting. The Investors, including the Funds and Equity Funding, have agreed to vote any Common Stock and Preferred Stock held by them in favor of any merger, consolidation, share exchange or other business combination if such transaction is approved by at least two-thirds of the members of the Board of Directors, as currently constituted, or, alternatively, approved by a majority of the members of each of the Corporate Development Committee and the Board of Directors, each as currently constituted. The Investors, including the Funds and Equity Funding, have also agreed to vote in favor of any issuance of debt or equity securities issued in connection with any of the transactions contemplated by the 2002 Securities Purchase Agreement or the Amended and Restated Investor Rights Agreement and which are approved by a majority of Board of Directors, as currently constituted. Pursuant to the Amended and Restated Investor Rights Agreement, the Investors agreed to tender, sell and not withdraw, all of Common Stock and Preferred Stock owned by them in any tender offer that is approved by at least two-thirds of the members of the Board of Directors, as currently constituted, or, alternatively, approved by a majority of the members of each of the Corporate Development Committee and the Board of Directors, each as currently constituted. The 2000 Investors, including the Funds and Equity Funding, however, are not required to vote in favor of any transaction that adversely affects the rights and the preferences of the Preferred Stock, the Initial Notes or the Convertible Notes and Mr. Fox and Mr. Rutherford are not required to vote in favor of any transaction that adversely affects the rights and preferences of the Initial Notes or the Convertible Notes.

     Transfer Restrictions and Tag-Along Rights. As long as any of the Preferred Stock, Initial Notes, Convertible Notes, Warrants, or, upon conversion of any Preferred Stock, Initial Notes, Convertible Notes or exercise of any Warrant, Common Stock beneficially owned by the 2002 Investors, including the Funds and Equity Funding, are considered "restricted securities" pursuant to Rule 144 promulgated by the Commission under the Securities Act, the Investors, including the Funds and Equity Funding, may only transfer such securities in accordance with the provisions of Rule 144 or upon registration of such securities under the Securities Act. Mr. Fox has agreed not to sell any of his shares of Common Stock before March 31, 2002. The Amended and Restated Investor Rights Agreement also contains tag-along rights providing that before Mr. Fox may sell in excess of 10% of his shares in any 12-month period in a private transaction, he will first give the 2000 Investors an opportunity to participate in such sale on a basis proportionate to the amount of securities held by Mr. Fox and those held by the 2000 Investors.

     Termination: The Amended and Restated Investor Rights Agreement terminates upon the occurrence of certain events including at such time that the Investors beneficially own in aggregate less than 20% of the underlying shares of Common Stock acquired by them pursuant to the 2000 Securities Purchase Agreement and 2002 Securities Purchase Agreement.

     Because the Amended and Restated Investors Rights Agreement provides for certain arrangements among the Investors in connection with the voting and transfer of securities of the Company, the Investors may be deemed a "group" as referred to in Rule 13d-5 under the Exchange Act. Neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is a member of a "group" for purposes of Rule 13d-5 with any of the other Investors, or that such "group" exists and the Reporting Persons expressly disclaim the existence, or membership in, any such "group" and beneficial ownership of the securities of the Company held by any of the other Investors.

     The Funds, Equity Funding and OIP have acquired the securities of the Company for investment. The Funds, Equity Funding and OIP intend to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Funds, Equity Funding and OIP may consider from time to time various alternative courses of action. Subject to market conditions and other factors, the Funds, Equity Funding or other affiliates of Morgan Stanley Dean Witter may acquire or dispose of shares of the Company from time to time in future open-market, privately negotiated or other transactions, including a possible distribution of the shares of Common Stock to the partners of the Funds. Except as set forth above, the Funds, Equity Funding and OIP have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The foregoing description is qualified in its entirety by reference to:
(i) the text of the 2000 Securities Purchase Agreement which was filed as
Exhibit 5 to the Schedule 13D; (ii) the text of the Form of Article Fourth of the Amended Articles of Incorporation which was filed as Exhibit 3 to the
Schedule 13D; (iii) the text of the 2002 Securities Purchase Agreement which is filed as Exhibit 6 to this Amendment No. 1; and (iv) the text of the Amended and Restated Investor Rights Agreement which is filed as Exhibit 5 to this Amendment No. 1.

     Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby replaced in its entirety as follows:

     The Funds, Equity Funding and OIP beneficially own an aggregate of 400,266 shares of Preferred Stock of the Company, which represents approximately 70.6% of the Preferred Stock of the Company. Each share of Preferred Stock is currently convertible into four shares of Common Stock. The Preferred Stock is the only series of capital stock of the Company outstanding other than the Common Stock.

     If all of the outstanding Preferred Stock were converted into Common Stock as of March 7, 2002, the Funds, Equity Funding and OIP would own 1,601,064 shares of Common Stock, which would represent approximately 16.3% of the Common Stock (or approximately 14.4% of the Common Stock if all outstanding options held by employees of the Company that were exercisable had been exercised on March 7, 2002).

     The Funds, Equity Funding and OIP have acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to own beneficially, in the aggregate, 400,266 shares of Preferred Stock convertible into 1,601,064 shares of Common Stock, and 574,379 Warrants exercisable for 574,379 shares of Common Stock. If all of the outstanding Warrants were exercised and all of the Preferred Stock were converted into Common Stock as of March 7, 2002, the Funds, Equity Funding and OIP would have held an aggregate of 2,175,443 shares of Common Stock, which would have represented approximately 20.0% of the Common Stock (or approximately 17.9% of the Common Stock if all outstanding options held by employees of the Company that were exercisable had been exercised on March 7, 2002).

     The Funds, Equity Funding and OIP may be deemed to share voting power and dispositive power with FAEF, Mr. Fox and Mr. Rutherford over the securities owned by such other Investors due to the existence of voting arrangements and restrictions on transfer contained in the Amended and Restated Investor Rights Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owners of the Company's securities held by any of the other Persons referred to in this statement for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     Each of Morgan Stanley Dean Witter, MSVP Inc. and MSVP LLC may be deemed to have shared voting and dispositive power with respect to the Preferred Stock and the Warrants beneficially held by the Funds.

     Morgan Stanley Dean Witter may be deemed to have shared voting and dispositive power with respect to the Preferred Stock and Warrants beneficially owned by the Funds, MSVP Inc., MSVP LLC Equity Funding, OIP and MSDW OIP.

     Morgan Stanley Dean Witter is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby replaced in its entirety as follows:

     See response to Item 4.

     Except for the agreements described in the response to Item 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons enumerated in Item 2, and between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby replaced in its entirety as follows:

     Exhibit 1: Joint Filing Agreement among the Reporting Persons Form of
                Article Fourth of the Amended Articles of Incorporation (previously filed as Exhibit 3 to Schedule 13D on May 19, 2000)

     Exhibit 3: Investor Rights Agreement (previously filed as Exhibit 4 to
                Schedule 13D on May 19, 2000) 2000 Securities Purchase Agreement (previously filed as Exhibit 5 to Schedule 13D on May 19, 2000)

     Exhibit 5: Amended and Restated Investor Rights Agreement

     Exhibit 6: 2002 Securities Purchase Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 11, 2002

                                               MORGAN STANLEY DEAN WITTER & CO.


                                               By: /s/ Peter R. Vogelsang
                                                   -----------------------------
                                                   Name:  Peter R. Vogelsang
                                                   Title: Authorized Signatory

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 11, 2002


                                               MSDW VENTURE PARTNERS IV, INC.


                                               By: /s/ Debra Abramovitz
                                                  -----------------------------
                                                  Name:  Debra Abramovitz
                                                  Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 11, 2002

                                              MSDW VENTURE PARTNERS IV, L.L.C.

                                              By: MSDW Venture Partners IV, Inc.


                                              By: /s/ Debra Abramovitz
                                                  -----------------------------
                                                  Name:  Debra Abramovitz
                                                  Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 11, 2002


                                           MORGAN STANLEY DEAN WITTER VENTURE
                                             PARTNERS IV, L.P.

                                           By   MSDW Venture Partners IV, L.L.C.
                                                its General Partner

                                           By   MSDW Venture Partners IV, Inc.
                                                its Member


                                           By:  /s/ Debra Abramovitz
                                               ------------------------------
                                                Name:  Debra Abramovitz
                                                Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 11, 2002


                                            MORGAN STANLEY DEAN WITTER VENTURE
                                                INVESTORS IV, L.P.

                                            By  MSDW Venture Partners IV, L.L.C.
                                                its General Partner

                                            By  MSDW Venture Partners IV, Inc.
                                                its Member


                                            By:  /s/ Debra Abramovitz
                                                --------------------------------
                                                Name:  Debra Abramovitz
                                                Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 11, 2002


                                           MORGAN STANLEY DEAN WITTER VENTURE
                                             OFFSHORE INVESTORS IV, L.P.

                                           By   MSDW Venture Partners IV, L.L.C.
                                                its General Partner

                                           By   MSDW Venture Partners IV, Inc.
                                                its Member


                                           By: /s/ Debra Abramovitz
                                               ---------------------------------
                                               Name: Debra Abramovitz
                                               Title:   Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 11, 2002


                                           MORGAN STANLEY DEAN WITTER EQUITY
                                             FUNDING, INC.

                                           By: /s/ James T. Keane
                                               ---------------------------------
                                               Name:  James  T. Keane
                                               Title: Vice President

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 11, 2002


                                           ORIGINATORS INVESTMENT PLAN, L.P.

                                           By   MSDW OIP Investors, Inc.,
                                                its General Partner


                                           By:  /s/ James T. Keane
                                               ---------------------------------
                                               Name:  James T. Keane
                                               Title:   Vice President

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 11, 2002


                                           MSDW OIP INVESTORS, INC.


                                           By: /s/ James T. Keane
                                               ---------------------------------
                                               Name:  James T. Keane
                                               Title: Vice President

                                                                      SCHEDULE A


                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                        MORGAN STANLEY DEAN WITTER & CO.


     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Dean Witter & Co. ("MSDW") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of MSDW at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSDW and each individual is a United States citizen.


Name                               Title
----                               -----

Philip J. Purcell                  Chairman of the Board, Chief Executive Officer and Director
Robert G. Scott                    President, Chief Operating Officer and Director
Robert P. Bauman                   Director
Edward A. Brennan                  Director
John E. Jacob                      Director
C. Robert Kidder                   Director
Charles F. Knight                  Director
John W. Madigan                    Director
Miles L. Marsh                     Director
Michael A. Miles                   Director
Laura D'Andrea Tyson               Director
Stephen S. Crawford                Executive Vice President and Chief Financial Officer
Roger C. Hochschild                Executive Vice President and Chief Strategic and Administrative
                                   Officer
Donald G. Kempf, Jr.               Executive Vice President, Chief Legal Officer and Secretary
Tarek F. Abdel-Meguid              Head of Worldwide Investment Banking
Zoe Cruz                           Head of Worldwide Fixed Income Division
John P. Haves                      Head of Worldwide Institutional Equities Group
Mitchell M. Merin                  President and COO, Investment Management
David W. Nelms                     President and COO, Discover Financial Services
Stephan F. Newhouse                Co-President and COO, Institutional Securities Group
Vikram S. Pandit                   Co-President and COO, Institutional Securities Group
Joseph R. Perella                  Chairman of Institutional Securities Group
John H. Schaefer                   President and COO, Individual Investor Group

                        Executive Officers and Directors
                                       of
                         MSDW Venture Partners IV, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Venture Partners IV, Inc. ("MSVP Inc.") are set forth below. The principal occupation for each of the persons listed below is as an officer of Morgan Stanley & Co. Incorporated. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley & Co. Incorporated at 1221 Avenue of the Americas, New York, New York 10020. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSVP Inc. and each individual is a United States citizen.

         Name                              Title
         ----                              -----

         William J. Harding                President and Director
         Howard I. Hoffen                  Chief Executive Officer and Director
         Guy L. de Chazal                  Director
         Karen H. Bechtel                  Director
         Scott S. Halsted                  Director
         James S. Hoch                     Director
         Mian Fazle Husain                 Director
         Robert J. Loarie                  Director
         Kenneth F. Clifford               Chief Financial Officer
         Debra Abramovitz                  Chief Operating Officer and Treasurer

                        Executive Officers and Directors
                                       of
                Morgan Stanley Dean Witter Equity Funding, Inc.


     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Dean Witter Equity Funding, Inc. ("MSDWEF, Inc.") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley Dean Witter & Co., 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSDWEF, Inc., and each individual is a United States citizen.

         Name                     Title
         ----                     -----
         Stephen R. Munger        Chairman of the Board, President and Director
         James L. Liang           Director
         Mary G. Meeker           Director
         Ruth M. Porat            Director

                        Executive Officers and Directors
                                       of
                            MSDW OIP Investors, Inc.


     The names of the Directors and the names and titles of the Executive Officers of MSDW OIP Investors, Inc. ("MSDW OIP, Inc.") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley Dean Witter & Co., 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSDW OIP, Inc., and each individual is a United States citizen.

         Name                              Title
         ----                              -----
         Tarek F. Abdel-Meguid             Chairman of the Board and Director
         G. Andrea Botta                   President and Director
         Keith B. Hennessey                Director

                               INDEX TO EXHIBITS

Exhibit 1:    Joint Filing Agreement among the Reporting Persons

Exhibit 2:    Form of Article Fourth of the Amended Articles of Incorporation (previously filed as
              Exhibit 3 to Schedule 13D on May 19, 2000)

Exhibit 3:    Investor Rights Agreement (previously filed as Exhibit 4 to Schedule 13D on May 19, 2000)

Exhibit 4:    2000 Securities Purchase Agreement (previously filed as Exhibit 5 to Schedule 13D on May
              19, 2000)

Exhibit 5:    Amended and Restated Investor Rights Agreement

Exhibit 6:    2002 Securities Purchase Agreement


                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, without par value of Frontstep Systems, Inc., an Ohio corporation and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.


MORGAN STANLEY DEAN WITTER & CO.           MORGAN STANLEY DEAN WITTER VENTURE
                                           PARTNERS IV, L.P.

By: /s/ Peter R. Vogelsang                 By  MSDW Venture Partners IV, L.L.C.
    ----------------------------------         its General Partner
    Name:  Peter R. Vogelsang
    Title: Authorized Signatory            By   MSDW Venture Partners IV, Inc.
                                                     its Member


MSDW VENTURE PARTNERS IV, INC.             By: /s/ Debra Abramovitz
                                               ---------------------------------
By: /s/ Debra Abramovitz                       Name:  Debra Abramovitz
    ----------------------------------         Title: Executive Director
    Name:  Debra Abramovitz
    Title: Executive Director

MSDW VENTURE PARTNERS IV, L.L.C.           MORGAN STANLEY DEAN WITTER VENTURE
                                           INVESTORS IV, L.P.
By  MSDW Venture Partners IV, Inc.
         its Member                        By   MSDW Venture Partners IV, L.L.C.
                                                  its General Partner
By: /s/ Debra Abramovitz
    ----------------------------------     By   MSDW Venture Partners IV, Inc.
    Name:  Debra Abramovitz                       its Member
    Title: Executive Director
                                           By:  /s/ Debra Abramovitz
                                                --------------------------------
                                                Name:  Debra Abramovitz
                                                Title: Executive Director

MORGAN STANLEY DEAN WITTER VENTURE         MORGAN STANLEY DEAN WITTER EQUITY
     OFFSHORE INVESTORS IV, L.P.           FUNDING, INC.

By   MSDW Venture Partners IV, L.L.C.      By: /s/ James T. Keane
          its General Partner                  ---------------------------------
                                               Name:  James T. Keane
By   MSDW Venture Partners IV, Inc.            Title: Vice President
          its Member


By: /s/ Debra Abramovitz
   -----------------------------------
    Name: Debra Abramovitz
    Tite: Executive Director

ORIGINATORS INVESTMENT PLAN, L.P.          MSDW OIP INVESTORS, INC.

By: MSDW OIP Investors, Inc.,
     its General Partner                   By: /s/James T. Keane
                                              ----------------------------------
By: /s/ James T. Keane                        Name:  James T. Keane
   -----------------------------------        Title: Vice President
   Name: James T. Keane
   Title: Vice President